UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-18860

CANGOLD RESOURCES LTD.
(Translation of registrant's name into English)

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1
Consolidated Financial Statements for the Year Ended December 31, 2020

99.2
Management Discussion and Analysis for the Year Ended December 31, 2020

99.3
Certification of Annual Filings - CEO

99.4
Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaagold Resources Ltd. (Registrant)

Date: March 31, 2021	By:	/s/ Scott Eldridge
Name: Scott Eldridge
Title: Chief Executive Officer